

April 29, 2016

<u>Via E-mail</u>
James Tanaka
Chief Securities Counsel
American Realty Capital – Retail Centers of America, Inc.
405 Park Ave., 14th Floor
New York, NY  10022

> **Re:     American Realty Capital – Retail Centers of America, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2016**
> **File No. 000-55198**

Dear Mr Tanaka:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Sonia Barros

                        Sonia Barros
                        Assistant Director
                        Office of Real Estate and
                        Commodities

cc:     Katie Kurtz
        Chief Financial Officer
        American Realty Capital – Retail Centers of America, Inc.
        Via E-mail